Exhibit 99.1

Sapiens Recognized as Decision Management Sample Vendor in Four Gartner Hype Cycle Reports

Sapiens included in Business Intelligence and Analytics, Business Process Management, Application Architecture and Consumer Goods reports

Holon, Israel and Rochelle Park, New Jersey – September 9, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services sector, announced today that it was cited as a “Sample Vendor” in four different Hype Cycle reports published by Gartner Inc., a leading IT research and advisory company.

Sapiens International (Sapiens) was recognized in the Decision Management category of the following Gartner Hype Cycle 2015 reports:

•	Hype Cycle for Business Intelligence and Analytics, 2015, by Kurt Schlegel, August 4, 2015
•	Hype Cycle for Business Process Management, 2015, by Bruce Robertson, July 29, 2015
•	Hype Cycle for Application Architecture, 2015, by Anne Thomas, July 29, 2015
•	Hype Cycle for Consumer Goods, 2015, by Don Scheibenreif and Dale Hagemeyer, July 17, 2015

Gartner Hype Cycles help potential clients cut through industry hype by presenting a graphic representation of the maturity and adoption of technologies and applications, and how they are relevant to solving real business problems and exploiting new opportunities. Gartner Hype Cycle methodology focuses on today’s reality, as well as how a technology or application will evolve over time.

In the Hype Cycle for Business Process Management published in July 2015, Gartner noted, “Early use of decision management was concentrated in insurance and loan underwriting, mortgage approval and determination of subsidies, welfare, and taxes. More recently, decision management has spread into other data- and logic-intensive applications, such as compliance, fraud detection, risk management, cross-selling and a variety of others in virtually every industry.”

“Sapiens is honored to be recognized by Gartner. We believe that the inclusion of Sapiens in multiple Hype Cycles is evidence of the breadth and depth of our enterprise-grade decision modeling platform, Sapiens DECISION, as well as its ability to enable business transformation by providing tangible and significant benefits across verticals,” said Rami Doron, managing director of Sapiens DECISION. “By automating business processes and bridging the gap between IT and the business, Sapiens DECISION consistently helps to streamline operations and reduce costs.”

Since its release in November 2011, Sapiens DECISION, based on the principles of The Decision Model, has revolutionized the field of decision management. It enables businesses, for the first time since the advent of business automation, to model, test, maintain and manage their business logic, independent of implementation technology. A number of the world’s leading financial institutions are using Sapiens DECISION to author, manage and automate the operational, policy and regulatory decisions made on a regular basis.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 170 financial services organizations. The Sapiens team of over 1,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com